Date: 19 March 2010	DDI: +44 (0)1642 334455 Fax: +44 (0)1642 334029 e-mail: peter.perkins@akersolutions.com

CERTIFICATE OF QUALIFIED PERSON

I, Peter Perkins, do hereby certify that:

1.

I am a Technical Manager of Aker Solutions E&C Ltd, Phoenix House, 3 Surtees Way, Surtees Business Park, Stockton on Tees, TS18 3HR, United Kingdom.

2.

I was responsible for Chapter VI, “Metallurgy and Treatment Plant” in both the Perama Hill Gold Project Optimisation Study Report, December 2000 and subsequently the Feasibility Study Report, November 2008,  from which the Mineral Processing and Metallurgical Testing section of the Eldorado Gold Corporation Technical Report, Perama Hill Project Thrace, Greece, dated 19 March 2010 is derived. I have reviewed this section of this Technical Report and accept responsibility for the contents thereof.

3.

I graduated with a BSc (Eng) degree in Mineral Technology from the Royal School of Mines, Imperial College, London in 1968.

4.

I am a current professional member of the Institute of Materials, Minerals and Mining (IMMM), a member of the Southern African Institute of Mining and Metallurgy (SAIMM), a Chartered Engineer (UK) and a Professional Engineer (South Africa).

5.

I have practiced my profession continuously since 1968.  Since 1986 I have been employed by Aker Solutions (previously Davy McKee, Davy International, Kvaerner and Aker Kvaerner) continuously on a variety of mineral projects including many as Lead Process Engineer for Feasibility Studies or Design and Construction projects for gold deposits.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101           (“NI43-101”) and certify that by reason of my education, professional membership of IMMM and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I visited the Perama Hill site during the execution of the December 2000 Optimisation Study.

8.

I am independent of Eldorado Gold Corporation in accordance with section 1.4 of NI 43-101.

9.

I have had prior involvement with the property that is the subject of the Technical Report in that I have previously contributed to a number of feasibility studies on the Perama Hill Project on behalf of Aker Solutions (previously named Kvaerner E&C and subsequently Aker Kvaerner).

10.

I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Stockton on Tees, UK, this 19th day of March 2010.

“Peter J. Perkins”

Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM.

Aker Solutions E&C Ltd

© 2008 Aker Solutions

Phoenix House, 3 Surtees Way, Surtees Business Park, Stockton on Tees, TS18 3HR, United Kingdom

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